UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2009

Commission File Number: 000-30354

CITY TELECOM (H.K.) LIMITED ———————————————————————————————————
(Translation of registrant’s name into English)

Level 39 Tower I, Metroplaza No. 223 Hing Fong Road Kwai Chung New Territories Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the "Company") is furnishing under cover of Form
6-K a statement dated July 1, 2009 relating to the Company’s Press Release in relation to the Company has received Requisite Consents with respect to its
Offer to Purchase and Consent Solicitation for its 8.75% Senior Notes due 2015
and is extending Consent Date to 11:59 p.m., New York City time, on July 15,
2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

Date: 07/01/2009	By:	Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.99	Press Release for Tender Offer